

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January12, 2018

Kenneth DeCubellis
Chief Executive Officer
Black Ridge Oil & Gas, Inc.
110 North 5th Street, Suite 410
Minneapolis, Minnesota 55403

> **Re: Black Ridge Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2017**
> **File No. 333-222243**

Dear Mr. DeCubellis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1—Legal Opinion of Stinson Leonard Street LLP

1.   In its opinion, counsel states in part (emphasis supplied): "The Shares <u>will be</u> validly issued, fully paid and non-assessable when the Shares shall have been issued to the Selling Stockholders upon exercise of the Backstop Warrants in accordance with their terms." That opinion covers the shares issuable pursuant to the Backstop Warrants, but does not cover the other shares which are being offered for resale.

Please obtain and file as an exhibit a new or revised opinion in which counsel clearly opines that the 232,008,489 shares of common stock already outstanding and eligible for resale pursuant to the registration statement "are" legally issued, fully paid, and non-assessable. For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at
https://www.sec.gov/interps/legal/cfslb19.htm
See also Item 601(b)(5) of Regulation S-K.

2.   Similarly, if counsel retains the fifth numbered assumption regarding the sufficiency of the number of shares issued and outstanding, it must be revised to make clear that the assumption relates only to the potential issuance of the shares which are issuable upon exercise of the Backstop Warrants and not to the other 232,008,489 shares which are being offered for resale. Please see Section II.B.3.a of Staff Legal Bulletin No. 19.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Jill R. Radloff
        Bryan J. Pitko
        Stinson Leonard Street LLP